UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39925

TIAN RUIXIANG Holdings Ltd.

Room 1001, 10 / F, No. 25, North East Third Ring Road,

Chaoyang District, Beijing,

Chaoyang District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of TIAN RUIXIANG Holdings Ltd.’s 2023 Annual General Meeting

The 2023 annual general meeting of shareholders (the “Meeting”) of TIAN RUIXIANG Holdings Ltd. (the “Company”) was held at Room 1001B, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing, People’s Republic of China, on July 26, 2023, at 10:00 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/TIRX2023, pursuant to notice duly given.

At the close of business on May 31, 2023, the record date for the determination of shareholders entitled to vote at the Meeting, there were 3,024,745 Class A Ordinary Shares outstanding, each share being entitled to one (1) vote; and 250,000 Class B Ordinary Shares outstanding, each share being entitled to eighteen (18) votes; constituting all of the 3,274,745 shares of outstanding voting securities of the Company, representing 7,524,745 outstanding votes. At the Meeting, the holders of 815,628 shares of outstanding voting securities of the Company were represented in person or by proxy, constituting a quorum and representing 5,065,628 votes of voting power,

The shareholders of the Company adopted ordinary resolutions that:

No.	1.	Mr. Zhe Wang be re-elected as a director of the Company to hold office until the next annual general meeting;

No.	2.	Ms. Sheng Xu be re-elected as a director of the Company to hold office until the next annual general meeting;

No.	3.	Mr. Benjamin Andrew Cantwell be re-elected as a director of the Company to hold office until the next annual general meeting;

No.	4.	Mr. Michael J. Hamilton be re-elected as a director of the Company to hold office until the next annual general meeting;

No.	5.	Ms. Ning Wang be re-elected as a director of the Company to hold office until the next annual general meeting; and

No.	6	the authorised share capital of the Company be increased from US$50,000 divided into 10,000,000 shares comprising of (i) 9,500,000 Class A Ordinary Shares of a par value of US$0.005 each and (ii) 500,000 Class B Ordinary Shares of a par value of US$0.005 each to US$1,000,000 divided into 200,000,000 shares comprising of (i) 180,000,000 Class A Ordinary Shares of a par value of US$0.005 each and (ii) 20,000,000 Class B Ordinary Shares of a par value of US$0.005.

The shareholders of the Company adopted a special resolution that:

No.	7.	contemporaneously with the passing of the Ordinary Resolution to increase the Company's authorised share capital and noting the changes to article 5 of the current second amended and restated memorandum and articles of association of the Company to enable the Company discretion to recognise beneficial ownership structures in relation to its shares, the form of third amended and restated memorandum and articles of association annexed to the notice of annual general meeting distributed to shareholders be adopted as the Company's memorandum and articles of association in substitution for, and to the exclusion of, the Company's current second amended and restated memorandum and articles of association.

The results of the votes for the resolutions were as follows:

Resolution	For	Against	Abstain
No.1	5,036,449	24,465	4,714
No.2	5,034,562	20,703	10,363
No.3	5,038,582	22,332	4,714
No.4	5,038,879	16,403	10,346
No.5	5,037,142	18,131	10,355
No.6	4,981,437	82,077	2,114
No.7	4,983,232	79,396	3,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 27, 2023

TIAN RUIXIANG Holdings Ltd.

By:	/s/ Zhe Wang
Name:	Zhe Wang
Title:	Chief Executive Officer